 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): July 16, 2021

10X CAPITAL VENTURE ACQUISITION CORP

(Exact name of Registrant as specified in its charter)

Delaware	001-39737	85-2446849
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 World Trade Center, 85th Floor New York, New York	10007
(Address of principal executive offices)	(Zip Code)

(212) 257-0069

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	VCVCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	VCVC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	VCVCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As disclosed in a Current Report on Form 8-K of 10X Capital Venture Acquisition Corp, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2021, as amended by an Amendment to Current Report on Form 8-K/A of the Company filed with the SEC on February 5, 2021 (together, the “Previous Current Report”), on February 3, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among REE Automotive Ltd, a corporation organized under the laws of Israel (“REE”), Spark Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and the Company, which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of REE (the “Merger”). In connection with the Merger, the Company filed with the SEC a definitive proxy statement, dated July 1, 2021 (the “Proxy Statement”), and commenced mailing the Proxy Statement to stockholders of the Company on or about July 1, 2021.

As of the date of this Current Report on Form 8-K, the Company is aware of six supplemental disclosure demand letters that have been delivered to the Company by purported stockholders of the Company alleging that, among other things, the preliminary proxy statement that the Company filed with the SEC on March 10, 2021, lacks certain information necessary to not mislead stockholders. These demand letters are collectively referred to as the “Merger Demand Letters.”

The Company believes that the claims asserted in the Merger Demand Letters are without merit and that no supplemental disclosure is required under applicable laws. However, in order to reduce the risk of litigation that may delay or adversely affect the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily supplement the Proxy Statement by providing the additional information presented below in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Merger Demand Letters that any additional disclosure was or is required.

This Current Report on Form 8-K will not affect the consideration to be received in connection with the Merger, or the timing of the special meeting of the Company’s stockholders, which will be held virtually at 11:00 a.m. Eastern time, on July 21, 2021, accessible at https://www.cstproxy.com/10xcapital/sm2021, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. The Company’s board of directors continues to unanimously recommend that the Company’s stockholders vote “FOR” adoption of the Merger Agreement and approval of the Merger, and “FOR” all other proposals presented to the Company’s stockholders in the Proxy Statement.

Supplemental Disclosures to Proxy Statement in

Connection with the Merger Demand Letters

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety. To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement the applicable information contained in the Proxy Statement. All page references are to the Proxy Statement, and capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Proxy Statement.

1.       The disclosure under the heading “Fair Market Value of Target Business” on page 139 of the Proxy Statement is hereby amended and restated as follows (with the new text underlined):

The target business or businesses that 10X Capital acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for its initial business combination (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account), although 10X Capital may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. As of February 3, 2021, the date of the execution of the Merger Agreement, the balance of the funds in the Trust Account, less the items described above, was approximately $193.6 million and 80% thereof represents approximately $154.9 million. The 10X Capital board of directors have determined that this test was met in connection with the proposed Merger with REE. See “Proposal No. 1 – The Merger Proposal” – “Satisfaction of 80% Test” beginning on 95 for more information.

2.       The disclosure in the second paragraph under the heading “The 10X Capital Board of Directors’ Reasons for the Approval of the Merger” on page 91 of the Proxy Statement is hereby amended and restated as follows (with the new text underlined):

In evaluating the Merger and making these determinations and this recommendation, the 10X Capital board of directors consulted with 10X Capital’s management and with Morgan, Lewis & Bockius LLP and Gornitzky & Co., and considered a number of factors, including, but not limited to, the factors discussed below. The 10X Capital board of directors reviewed various industry and financial data in order to determine that the consideration to be paid was reasonable and that the Merger was in the best interests of 10X Capital’s stockholders. The financial data reviewed included the historical and projected consolidated financial statements of REE, comparable publicly traded company analyses and an analysis of pro forma capital structure and trading multiples prepared by management and 10X Capital’s advisors. Comparable companies reviewed included what the 10X Capital board of directors considered to be similarly situated automotive industry participants such as Arrival, Rivian, Canoo, Fisker, Nikola, Hyliion and Lordstown. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Merger, the 10X Capital board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The 10X Capital board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the 10X Capital board of directors’ reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to the Company’s and REE’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger; the business plans, objectives, expectations and intentions of the public company once the transaction is complete, and REE’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or REE’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or REE’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (3) the ability of the public entity to meet Nasdaq’s listing standards following the Merger; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of REE as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and agents and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that REE may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against the Company, REE or any of their respective directors or officers, following the announcement of the potential transaction; and (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Company’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and in the Registration Statement on Form F-4 and the Proxy Statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company and REE undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Transaction and Where to Find It

The Company has filed with the SEC a definitive proxy statement in connection with the Merger. The definitive proxy statement contains important information about the Merger and the other matters to be voted upon at a special meeting of the stockholders to be held to approve the Merger and other matters, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company’s stockholders and other interested persons are advised to read the definitive proxy statement in connection with the Company’s solicitation of proxies for such special meeting, as these materials contain important information about the Company, REE and the Merger. The definitive proxy statement was mailed to the stockholders of the Company as of June 2, 2021, the record date for voting on the Merger and the other matters to be voted upon at the special meeting. The Company’s stockholders are also able to obtain copies of the definitive proxy statement, as well as other filings containing information about the Company, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: VCVC.info@investor.morrowsodali.com.

Participants in the Solicitation

The Company, REE and certain of their respective directors and officers, as applicable, may be deemed participants in the solicitation of proxies of the Company’s stockholders in connection with the Merger. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s annual report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 30, 2021 and amended on May 14, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s stockholders in connection with the Merger and other matters to be voted upon at the special meeting, including certain of REE’s officers, is set forth in the definitive proxy statement for the Merger that the Company filed with the SEC on July 1, 2021. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger is included in the definitive proxy statement that the Company filed with the SEC on July 1, 2021. This communication does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2021

10X CAPITAL VENTURE ACQUISITION CORP

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chairman and Chief Executive Officer

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